UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **July 29, 2003**

AirTran Holdings, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Nevada**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **1-15991**   I.R.S. Employer Identification No: **58-2189551**



AirTran Airways, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Delaware**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **333-37487-09**   I.R.S. Employer Identification No: **65-0440712**

Item 7. Financial Statements and Exhibits.

 (c) Exhibits. The following exhibit is attached to this Current Report on Form 8-K (this "Report"):

    99   Press Release dated July 29, 2003.

Item 9. Regulation FD Disclosure.

On July 29, 2003, members of AirTran Holdings, Inc. (the "Company") management held a conference call with investors to discuss the release of the Company's financial results for the second quarter and six months ended June 30, 2003 as well as certain information regarding estimates for 2003 and 2004.

During this call, management noted the following among other things:

-- We expect to take delivery of 9 additional Boeing 717 aircraft by year-end 2003.
-- We project that depreciation for the remainder of the 2003 year will remain similar to the second quarter of 2003.
-- Long-term debt, net of discount, was $321 million at June 30, 2003.
-- Total shareholders' equity was $119.6 million at June 30, 2003.
-- Non-aircraft capital expenditures for the second quarter of 2003 were approximately $5 million.
-- Working capital was $181 million at June 30, 2003.
-- Non-fuel unit costs for the balance of 2003 are projected to be flat to down 1% on a year over year basis.
-- Non-aircraft capital expenditures are projected to be less than $20 million for 2003.
-- We are projecting an average fuel price between $0.90 and $0.95 per gallon for the remainder of 2003, including all taxes and fees. We have hedged approximately 49 percent of our projected aircraft fuel needs for the remainder of 2003 at $0.84 per gallon all-in, and approximately 30% in 2004 at $0.85 per gallon all in.
-- Pre-delivery deposits associated with the new Boeing 737/Boeing 717 aircraft are estimated to be $41 million in the third quarter 2003 and $3 million in the fourth quarter 2003.
-- We expect cash from operations and existing cash balances will be sufficient to adequately support the aircraft purchase deposits required during 2003.
-- We will pay off the remaining balance of $10.3 million on one note with Boeing during the third quarter of 2003.
-- Our outstanding debt to the Boeing will be approximately $100 million at the end of the third quarter of 2003.
-- We are experiencing strong advanced bookings for July and August 2003.
-- All 2004 Boeing 737 aircraft deliveries have been financed.
-- We expect that the Boeing 737 aircraft will further reduce unit costs and improve productivity.
-- Our effective income tax rate is estimated to be approximately 5 percent for 2003, 25 percent to 30 percent during 2004 and we expect to be a full up taxpayer by the end of 2004.

The information contained in this Form 8-K, including Exhibit 99, contains forward-looking statements. Statements regarding the Company's success, business model, improved operational performance and our ability to maintain or improve low costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2002. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.

Item 12. Results of Operations and Financial Condition.

On July 29, 2003, AirTran Holdings, Inc. (the "Company") issued a press release reporting the Company's financial results for the second quarter ended June 30, 2003 (the "Press Release"). A copy of the Press Release is furnished as Exhibit 99 to this Report and is incorporated into this Report by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

AirTran Holdings, Inc.
(Registrant)

Date: July 29, 2003

/s/ Stanley J. Gadek

Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

AirTran Airways, Inc.
(Registrant)

Date: July 29, 2003

/s/ Stanley J. Gadek

Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

EXHIBIT 99

FOR IMMEDIATE RELEASE
July 29, 2003

Contacts: Tad Hutcheson (Media)
407.251.5578
tad.hutcheson@airtran.com

Arne Haak (Financial)
407.251.3618

AirTran Holdings Reports Fifth Consecutive Quarterly Profit
- Revenues Hit Record $234 Million;
Operating Margin Increases to 13.1 Percent -

ORLANDO, Fla. (July 29, 2003) - AirTran Holdings Inc., (NYSE: AAI), the parent company of AirTran Airways, Inc., today announced its fifth consecutive quarter of profitability and net income of $57.2 million or $0.74 per diluted share. Included in the second quarter 2003 results were special items described below. Excluding special items, AirTran Holdings earned $21.9 million or $0.28 per diluted share compared to $5.1 million or $0.07 per diluted share in the second quarter of 2002.

During the second quarter of 2003, the airline reported record operating revenues of $233.9 million representing a 22.7 percent increase over second quarter 2002 operating revenues of $190.6 million. Improvements in passenger-load factor and average yield resulted in a 4.5 percent improvement in unit revenue which when combined with a 17.0 percent increase in year over year available seat miles (ASMs) produced the record revenues.

Pursuant to the Emergency Wartime Supplemental Appropriations Act of 2003, the Company received a $38.1 million cash reimbursement from the U.S. Government. In addition, the Company recorded a non-cash charge of $1.8 million related to the conversion of the remaining portion of a convertible note by Boeing Capital Loan Corporation. These adjustments are reported in the "Other (Income) Expense" section of the attached unaudited Consolidated Statements of Operations.

AirTran Holdings' unit costs continued to decline during the second quarter of 2003. Operating costs per available seat mile (CASM) declined 2.7 percent to 8.3 cents per mile including fuel and 0.6 percent to 6.6 cents without fuel. CASM and non-fuel CASM during the second quarter of 2002 were 8.5 cents and 6.7 cents, respectively.

"AirTran Airways is once again proud to report strong performance in the midst of a challenging industry environment," said Joe Leonard, chairman and chief executive officer. "As we build our network and move toward taking delivery of up to 110 new Boeing aircraft to further expand our reach in the market, AirTran Airways is poised to continue its success."

Robert L. Fornaro, president and chief operating officer remarked, "These results demonstrate that our strengths-low costs, great service, friendly people and new aircraft-provide the foundation for continued success and profitability. This is an exciting time for AirTran Airways as we grow our team and welcome an increasing number of business and leisure travelers to our airline."

Stan Gadek, senior vice president of finance and chief financial officer said, "During the second quarter of 2003 AirTran continued to reduce its unit costs in numerous areas. In addition, the new Boeing aircraft will continue to reduce our unit costs as deliveries begin in 2004."

Other highlights for the quarter include:

-- Committed to acquire up to 100 Boeing 737 and 10 Boeing 717 aircraft.
-- Issued convertible notes of $125 million at 7 percent.
-- Launched Westward service to Denver, Los Angeles, and Las Vegas.
-- Ended the quarter with $343 million in cash, of which $284 million was unrestricted.
-- Celebrated the first time AirTran Airways served 1,000,000 passengers in one month (June 2003).
-- Continued to develop innovative, customer-driven technological initiatives, such as automated A+ Rewards and ByePass online flight check-in process.
-- Rolled out over 85 self-service kiosks at airport locations.

AirTran Airways is one of America's largest low-fare airlines – employing more than 5,400 professional Crew Members and serving 492 flights a day to 43 destinations. The airline's hub is at Hartsfield Atlanta International Airport, the world's busiest airport (by passenger volume), where it is the second largest carrier operating 189 flights a day. The airline never requires a roundtrip purchase or Saturday night stay, and offers an affordable Business Class, assigned seating, easy online booking and check-in, the A-Plus Rewards frequent flier program, and the A2B corporate travel program. AirTran Airways, a subsidiary of AirTran Holdings, Inc., (NYSE: AAI), is the world's largest operator of the Boeing 717, the most modern, environmentally friendly aircraft in its class. In 2004, the company will begin taking delivery of 100 Boeing 737-700s, one of the most popular and reliable jet aircraft in its class. For more information and reservations, visit airtran.com (America Online Keyword: AirTran), call AirTran Airways at 800-AIRTRAN (800-247-8726) or 770-994-8258 (in Atlanta) or your travel agent.

Editor's note: Statements regarding the Company's operational and financial success, business model, expectation about future success, improved operational performance and our ability to maintain or improve our low costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2002. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.

AirTran Holdings, Inc.
Consolidated Statements of Operations
(In thousands, except per share data and statistical summary)
(Unaudited)

| | | Three Months Ended June 30, | | Percent Change |
		2003	2002	
Operating Revenues:				
Passenger	$	226,872 $	185,683	22.2
Cargo		332	413	(19.6)
Other		6,697	4,549	47.2
Total operating revenues		233,901	190,645	22.7
Operating Expenses:				
Salaries, wages and benefits		57,584	50,928	13.1
Aircraft fuel		41,034	39,044	5.1
Aircraft rent		29,857	16,362	82.5
Distribution		11,996	12,495	(4.0)
Maintenance, materials and repairs		15,556	15,087	3.1
Landing fees and other rents		13,274	10,708	24.0
Aircraft insurance and security services		3,692	6,738	(45.2)
Marketing and advertising		5,911	5,437	8.7
Depreciation		3,301	4,204	(21.5)
Other operating		20,993	17,488	20.0
Total operating expenses		203,198	178,491	13.8
Operating Income		30,703	12,154	--
Other (Income) Expense:				
Interest income		(748)	(520)	43.8
Interest expense		8,922	7,374	21.0
Payment under the Emergency Wartime Supplemental Appropriations Act, 2003		(38,061)	--	--
Convertible debt discount amortization		1,812	--	--
Other (income) expense, net		(28,075)	6,854	--
Income Before Income Taxes		58,778	5,300	--
Income Tax Expense		1,587	201	--
Net Income	$	57,191 $	5,099	
Earnings per Common Share				
Basic	$	0.79 $	0.07	--
Diluted	$	0.74 $	0.07	--
Weighted-average Shares Outstanding				
Basic		72,202	70,224	2.8
Diluted		77,682	73,955	5.0
EBITDA	$	34,004 $	16,358	--
Operating margin		13.1%	6.4%	6.7 pts.
Net margin*		9.4%	2.7%	6.7 pts.

3


AirTran Holdings, Inc.

Statistical Summary

(Unaudited)


| | **Three Months Ended** | | |
| | **June 30,** | | **Percent** |
	2003	**2002**	**Change**
Second Quarter Statistical Summary:			
Revenue passengers	2,962,307	2,577,066	14.9
Revenue passenger miles (000s)	1,791,622	1,491,533	20.1
Available seat miles (000s)	2,447,794	2,093,000	17.0
Block hours	66,775	60,380	10.6
Passenger load factor	73.2%	71.3%	1.9 pts.
Break-even load factor*	65.9%	69.2%	(3.3) pts.
Average fare	$ 76.59	$ 72.05	6.3
Average yield per RPM	12.66¢	12.45¢	1.7
Passenger revenue per ASM	9.27¢	8.87¢	4.5
Operating cost per ASM	8.30¢	8.53¢	(2.7)
Non-fuel operating cost per ASM	6.62¢	6.66¢	(0.6)
Average cost of aircraft fuel per gallon	91.16¢	88.74¢	2.7
Weighted-average number of aircraft	69	62	11.3

*Statistical calculations for 2003 exclude payment under the Emergency Wartime Supplemental Appropriations Act, 2003 and convertible debt discount amortization of $38.1 million and $1.8 million, respectively.


4


AirTran Holdings, Inc.
Consolidated Statements of Operations
(In thousands, except per share data and statistical summary)

(Unaudited)

| | | **Six Months Ended June 30,** | | **Percent** |
		2003	**2002**	**Change**
Operating Revenues:				
Passenger	$	428,772 $	341,372	25.6
Cargo		715	656	9.0
Other		12,416	7,921	56.7
Total operating revenues		441,903	349,949	26.3
Operating Expenses:				
Salaries, wages and benefits		112,175	96,180	16.6
Aircraft fuel		88,178	72,849	21.0
Aircraft rent		56,276	30,120	86.8
Distribution		22,768	23,200	(1.9)
Maintenance, materials and repairs		30,635	25,650	19.4
Landing fees and other rents		24,758	20,718	19.5
Aircraft insurance and security services		9,242	14,546	(36.5)
Marketing and advertising		12,988	11,112	16.9
Depreciation		6,623	8,615	(23.1)
Other operating		39,179	37,737	3.8
Total operating expenses		402,822	340,727	18.2
Operating Income		39,081	9,222	--
Other (Income) Expe nse:				
Interest income		(1,275)	(1,053)	21.1
Interest expense		15,791	14,853	6.3
Payment under the Emergency Wartime Supplemental Appropriations Act, 2003		(38,061)	--	--
Convertible debt discount amortization		1,812	--	--
SFAS 133 adjustment		--	(5,857)	--
Other (income) expense, net		(21,733)	7,943	--
Income Before Income Taxes		60,814	1,279	--
Income Tax Expense (Benefit)		1,587	(786)	--
Net Income	$	59,227 $	2,065	--
Earnings per Common Share				
Basic	$	0.82 $	0.03	--
Diluted	$	0.78 $	0.03	--
Weighted-average Shares Outstanding				
Basic		71,864	70,156	2.4
Diluted		76,589	74,369	3.0
EBITDA	$	45,704 $	17,837	--
Operating margin		8.8 %	2.6%	6.2 pts.
Net margin*		5.4 %	0.6%	4.8 pts.

AirTran Holdings, Inc.
Statistical Summary
(Unaudited)

| | Six Months Ended June 30, | | Percent |
	2003	2002	Change
Six Month Statistical Summary:			
Revenue passengers	5,522,467	4,703,471	17.4
Revenue passenger miles (000s)	3,359,034	2,684,871	25.1
Available seat miles (000s)	4,759,756	3,892,189	22.3
Block hours	131,704	113,240	16.3
Passenger load factor	70.6%	69.0%	1.6 pts.
Break-even load factor*	66.6%	68.7%	(2.1) pts.
Average fare	$ 77.64	$ 72.58	7.0
Average yield per RPM	12.76¢	12.71¢	0.4
Passenger revenue per ASM	9.01¢	8.77¢	2.7
Operating cost per ASM	8.46¢	8.75¢	(3.3)
Non-fuel operating cost per ASM	6.61¢	6.88¢	(3.9)
Average cost of aircraft fuel per gallon	99.25¢	88.10¢	12.7
Weighted-average number of aircraft	67	61	9.8

* Statistical calculations for 2003 exclude payment under the Emergency Wartime Supplemental
Appropriations Act, 2003 and convertible debt discount amortization of $38.1 million and
$1.8 million, respectively.

6

Pursuant to the new SEC Regulation G, we are providing further disclosure of the reconciliation of reported non-GAAP financial measures to their comparable financial measures reported on a GAAP basis. We believe that disclosing net income, diluted earnings per share, net margin and break-even load factor excluding special items is helpful to our investors in evaluating our operational performance because we believe that the payment received under the Emergency Wartime Appropriations Act, 2003 and the convertible debt discount amortization charged to expense due to a debt to equity conversion are events that do not occur on a regular quarterly basis. We believe that our disclosure of the non-GAAP measure, earnings before interest, taxes, depreciation and amortization (EBITDA), provides useful information regarding our ability to service our debt. Additionally, we believe that operating costs per available seat mile (ASM) and non-fuel operating costs per ASM, are consistent to financial measures reported by other airlines.


AirTran Holdings, Inc.
Reconciliation of GAAP Financial Information to
Non-GAAP Financial Information
(In thousands, except per share data and statistical data)
(Unaudited)


The following table summarizes AirTran Holdings, Inc.'s net income and diluted earnings per share during 2003 and 2002 excluding special items and as reported in accordance with GAAP:

| | Three Months Ended June 30, | | | |
| | 2003 | | 2002 | |
	Dollars	EPS	Dollars	EPS
Net income and diluted EPS excluding special items	$ 21,888	0.28	$ 5,099	0.07
Payment under the Emergency Wartime Supplemental Appropriations Act, 2003, net of tax	37,068	0.48	--	--
Convertible debt discount amortization, net of tax	(1,765)	(0.02)	--	--
Reported GAAP net income and diluted EPS	$ 57,191	0.74	$ 5,099	0.07
Diluted shares for computation		77,682		73,955

| | Six Months Ended June 30, | | | |
| | 2003 | | 2002 | |
	Dollars	EPS	Dollars	EPS
Net income and diluted EPS excluding special items	$ 23,924	0.32	$ 2,065	0.03
Payment under the Emergency Wartime Supplemental Appropriations Act, 2003, net of tax	37,068	0.48	--	--
Convertible debt discount amortization, net of tax	(1,765)	(0.02)	--	--
Reported GAAP net income and diluted EPS	$ 59,227	0.78	$ 2,065	0.03
Diluted shares for computation		76,589		74,369

The following table summarizes AirTran Holdings, Inc.'s net margin and break-even load factor during 2003 and 2002 excluding special items and as reported in accordance with GAAP:

Net Margin	Three Months Ended June 30,				Six Months Ended June 30,			
		2003		2002		2003		2002
Reported GAAP net income	$	57,191	$	5,099	$	59,227	$	2,065
Payment under the Emergency Wartime Supplemental Appropriations Act, 2003, net of tax		(37,068)		--		(37,068)		--
Convertible debt discount amortization, net of tax		1,765		--		1,765		--
Net income excluding special items	$	21,888	$	5,099	$	23,924	$	2,065
Reported GAAP operating revenues	$	233,901	$	190,645	$	441,903	$	349,949
Net margin excluding special items		9.4%		2.7%		5.4 %		0.6%

Break-even load factor	Three Months Ended June 30,				Six Months Ended June 30,			
		2003		2002		2003		2002
Reported GAAP net expenses	$	168,094	$	180,383	$	367,958	$	340,093
Payment under the Emergency Wartime Supplemental Appropriations Act, 2003, pre-tax		38,061		--		38,061		--
Convertible debt discount amortization, pre-tax		(1,812)		--		(1,812)		--
Net expenses excluding special items	$	204,343	$	180,383	$	404,207	$	340,093
Reported average yield per RPM (cents)		12.66		12.45		12.76		12.71
Available seat miles (000)		2,447,794		2,093,000		4,759,756		3,892,189
Break-even load factor excluding special items		65.9%		69.2%		66.6%		68.7%

The following table reconciles GAAP operating income to EBITDA:

	Three Months Ended June 30,				Six Months Ended June 30,			
		2003		2002		2003		2002
Reported GAAP operating income	$	30,703	$	12,154	$	39,081	$	9,222
Add back: depreciation		3,301		4,204		6,623		8,615
EBITDA	$	34,004	$	16,358	$	45,704	$	17,837

The following table shows the calculation of operating cost per ASM and non-fuel operating cost per ASM:

		Three Months Ended June 30,				Six Months Ended June 30,	
		2003		2002		2003	2002
Operating cost	$	203,198	$	178,491	$	402,822	$ 340,727
ASMs (000)		2,447,794		2,093,000		4,759,756	3,892,189
Operating cost per ASM (cents)		8.30		8.53		8.46	8.75
		=======		=======		=======	=======
Operating cost	$	203,198	$	178,491	$	402,822	$ 340,727
Less: aircraft fuel		(41,034)		(39,044)		(88,178)	(72,849)
Non-fuel operating cost	$	162,164	$	139,447	$	314,644	$ 267,878
ASMs (000)		2,447,794		2,093,000		4,759,756	3,892,189
Non-fuel operating cost per ASM (cents)		6.62		6.66		6.61	6.88
		========		========		========	========

9